UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 June 30, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

DEMERGER OF PETROLEUM GEO-SERVICES ASA COMPLETED

JUNE 29, 2006: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that the demerger of PGS has been completed and registered in the Register of Business Enterprises as outlined in the demerger plan which was approved at the extraordinary general meetings of PGS and Petrojarl ASA ("Petrojarl") on April 28, 2006.

All of the shares in Petrojarl, including the demerger shares, will be listed on the Oslo Bors on June 30, 2006. PGS shares will trade exclusive of the right to shares in Petrojarl on the Oslo Bors on June 30, 2006.

PGS' ADRs which are listed on the New York Stock Exchange will be traded exclusive of the right to receive Demerger Shares as of July 7, 2006.

In addition, the extraordinary general meeting of Petrojarl, held on May 29, 2006, elected new directors to the Board of Directors of Petrojarl. Effective as of June 30, 2006, the Petrojarl Board of Directors will comprise of the following members:

Keith Nicholas Henry, Chairperson;
Rolf Erik Rolfsen, Vice-chairperson;
Jorunn Johanne Saetre;
Joey Shaista Horn; and
Jarle Erik Sandvik.


                                      ****

The securities offered will not be and have not been registered under the U.S. Securities Act of 1933 (the "Securities Act"). Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.


This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as "relevant persons") and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

                                      ****
Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.
For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the U.S. Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                    --END--


FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    June 30, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager